May 8, 2009

Mail Stop 3010

Mr. David J. Hegarty
President and Chief Operating Officer
Senior Housing Properties Trust
400 Centre Street
Newton, MA 02458

>   **Re: Senior Housing Properties Trust**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File No. 001-15319**

Dear Mr. Hegarty:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Portfolio Overview, page 50

1.   In future filings, please provide the average effective annual rental per square foot or unit, for the last three years, of your properties based on the breakdown you provide in the tables on page 50.

2.   We note on page 25 of exhibit 99.2 to your Form 8-K filed on February 27, 2009 the lease expiration table. Because of the materiality of such disclosure, please include the table on page 25 in your future filings. Such table should also include the number of tenants whose leases will expire and the total area or applicable unit covered by such leases.

Notes to Consolidated Financial Statements, page F-7

Note 3. Real Estate Properties, page F-10

3.   Please tell us why you have not included a purchase price allocation for significant real estate acquisitions that occurred during the period.

Note 12. Pro Forma Information (unaudited), page F-22

4.   To the extent that pro forma information is presented in future filings, please confirm to us that you will not present the information for more than one complete fiscal year and interim period, if applicable. In addition, please present the financial information in columnar form showing historical results, pro forma adjustments and pro forma results. The pro forma adjustments should be referenced to footnotes which clearly explain the assumptions used in determining adjustments made to the historical financial statements. Please also present separately the pro forma adjustments pertaining to acquisitions that are required to be reported on Form 8-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief